EXHIBIT 99.1

CAPITALISATION
The following table shows the Group’s capitalisation and indebtedness on a consolidated basis in accordance with IFRS as at 30 September 2022. In accordance with IFRS, certain preference shares are classified as debt and are included in subordinated liabilities in the table below.

Capitalisation	At 30 Sep 2022 £m

Equity
Ordinary shareholders’ equity	39,929
Other equity instruments	6,221
Non-controlling interests	223
Total equity	46,373

Indebtedness
Subordinated liabilities	10,242
Debt securities
Debt securities in issue	72,448
Liabilities designated at fair value through profit or loss	5,497
Total debt securities	77,945
Total indebtedness	88,187

Total capitalisation and indebtedness	134,560
Excluding indebtedness issued under government-guaranteed funding programmes, none of the indebtedness set forth above is guaranteed by persons other than members of the Group. As of 30 September 2022, all indebtedness was unsecured except for £16.6 billion of securitisation notes and covered bonds and £1.4 billion of debt securities issued by the Group’s asset-backed conduits.
On 13 October 2022 the Group repurchased £924 million of Additional Tier 1 securities, accounted for as other equity instruments.
There have been no issuances or redemptions of subordinated liabilities since 30 September 2022.
There has been no material change in the information set forth in the table above since 30 September 2022.